Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN  55101-2098


October 19, 2012



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata


Re:	Variable Annuity Account
	   Minnesota Life Insurance Company
	   File Numbers 333-182763 and 811-04294


Dear Sir or Madam:

On behalf of the principal underwriter of the above-referenced separate account of Minnesota Life Insurance Company, it is requested that the above-referenced Registration Statement, as filed and amended by said separate account on Form N-4, be declared effective October 25, 2012 or as soon thereafter as is practicable.

Sincerely,

/s/ George I. Connolly

George I. Connolly
President and CEO

GIC:kdj